ZAB_Exhibit 99.4 MD&A Form 6k May 30 2008

Form 51-102F1

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

Management’s Discussion & Analysis

Interim unaudited Financial Statements for the

Three Months ended March 31, 2008

The following discussion and analysis of the financial position and results of operations for ZAB RESOURCES INC. (formerly Bronx Ventures Inc.) (the “Company” or “Zab”) should be read in conjunction with the interim unaudited financial statements and the notes therto for the three months ended March 31, 2008 and the audited financial statements and the notes for the years ended December 31, 2007 and 2006 and which are prepared in accordance with Canadian generally accepted accounting principals.  The interim unaudited financial statements for the three months ended March 31, 2008 and notes thereto have not been reviewed by the Company’s Auditor.  The following discussion and analysis has not been reviewed by the Company’s Auditor.

The following information is prepared as at May 28, 2008.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The Company is a junior mineral exploration company.

Zab is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s Edgar filings.

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

On March 19, 2007, the Company changed its name to Zab Resources Inc. and the Company’s capital stock was subdivided on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx Ventures Inc. were delisted from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the trading symbol “ZABRF” on March 22, 2007.

Effective at the open of market on November 28, 2007, the common shares of the Company have been listed for trading on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “ZABK”. The Cusip number of the common shares of the Company is 988753109.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by Las Vegas and the Company.  Las Vegas was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, Las Vegas received 60% of all gaming royalties that were generated from the operation of the three card games software and the Company received 40%.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas at a deemed price of $0.36 per share as valued by an independent third party, for a total amount of $2,401,200.  The 6,670,000 common shares of Las Vegas which have been issued to the Company were restricted from trading until May 1, 2007.  As a result of this sale, the Company will no longer receive any gaming royalties whatsoever from Las Vegas with respect to the three card games software.

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty payable to the Arm’s Length Party (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

Commencing in May, 2005 and up to December, 2005, the Company conducted its exploration program on the Company’s Extra High Property.  The exploration program consisted of soil sampling, geological mapping, trenching and diamond drilling.  A total of 1,874.3 metres of NQ diamond drilling and 455 lineal metres of trenching were completed while 194 soil samples were collected over 4 areas on the Extra High Mineral Property.  The exploration work program was conducted by, and was under the direct supervision of, J.W. Murton, P. Eng, a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of the Company.  Mr. J. W. Murton has prepared for the Company a Technical Report (NI 43-101) on the Extra High Property (2005 Exploration Program) dated February 28, 2006 which has been filed by the Company on www.Sedar.com , and on the Company’s Corporate Website, www.zabresources.com .

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

On September 8, 2006, the Company entered into an Option Agreement with Colt Resources Inc. (“Colt”) , a company related by certain common officers and directors, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totaling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty.  Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

As at December 31, 2007, the actual amount spent on the Extra High Property since acquisition totaled $572,139 which consisted of $150,000 in cash payments made to the Arm’s Length Party, $13,950 in respect to cash payments for staking, assessment and miscellaneous costs, and $408,189 of exploration related expenditures incurred since acquisition.

As at December 31, 2007, Colt has made option payments totaling $193,770 to the Company.

During Q4 of 2007, the Company and its joint venture partner Colt conducted a diamond drilling program on the Extra High Property.  A total of 1,293.59 metres were drilled in 8 NQ diamond drill holes.  The diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.  The diamond drilling program was conducted by and was under the direct supervision of J. W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J. W. Murton is a director of both the Company and Colt.  For further particulars about the diamond drilling program please see the report on the 2007 Diamond Drilling Program dated February 28, 2008 that was prepared for the Company and Colt by J. W. Murton, P. Eng. which has been filed by the Company on its corporate website www.zabresources.com.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt will be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

In order to exercise the second tranche of the option, Colt must make a cash payment of $250,000 to the Company on or before December 31, 2008.  And upon Colt making such payment, then Colt will be deemed to have exercised the second tranche of the option and to have acquired from the Company the remaining 33% undivided interest in the Extra High Property, subject only to the Arm’s Length Royalty and to a 0.5% NSR royalty payable to the Company (the “Zab Royalty”).  Colt will have the option to purchase the Zab Royalty for the sum of $500,000 and Colt will also have the option to purchase 50% or 0.75% of the Arm’s Length Royalty for the sum of $500,000.

In the event that Colt does not exercise the second tranche of the option by December 31, 2008, then the 2008 Option Agreement will terminate and Colt and the Company shall operate as Joint Venturers with Colt holding an initial 67% undivided interest in the Extra High Property and the Company holding an initial 33% undivided interest in the Extra High Property.  Thereafter each party shall contribute its proportionate share of the property expenditures.  Should a Joint Venturer fail to make its proportionate share of expenditures, its interest will be diluted.  Should any party’s interest be diluted to less than a 10% undivided interest in the Extra High Property, then its interest will forever be converted to a 0.5% NSR royalty.

As at the date of this MD&A, the Company holds a 33% interest in the Extra High Property.

2.

Lithium Properties

The Company holds a 100% interest in 45 mining claims in five claim groups that are located in the Nipigon area of north western Ontario and which are: the Noranda-McVittie group, the Newkirk-Vegan group, the Jean Lake Group, the Hanson Lake group and the Foster-Lew group.

Name of Claim Group	No. of Claims
Noranda-McVittie	6
Newkirk-Vegan	8
Jean Lake	25
Hanson Lake	2
Foster-Lew	4

All claims have achieved "Mining Lease Status" declaring them in good standing for 21 years commencing from May 1, 1989 with respect to the Newkirk-Vegan group, June 1, 1989 with respect to the Noranda-McVittie and the Jean Lake groups, and February 1, 1990 with respect to the Hanson Lake and the Foster-Lew groups.

At the end of fiscal year 2000, the Company wrote-off these properties.

3.

Blunt Mountain Property

The original Blunt Mountain property that had been acquired in 2006 was allowed to lapse on the anniversary dates in April and May of 2007.  A decision was made to re-stake a portion of the original property and was acquired for a total cost of $1,322.  The new name for the claims and property is Mt. Blunt.  The Mt. Blunt property now consists of 8 Mineral Tenures totaling 3,304 hectares located in the Omineca Mining Division of B.C.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

During the summer of 2007, J.W. Murton conducted an evaluation, mapping and sampling of the Mt. Blunt property.  Rock samples were collected and submitted for analysis.  Results from the analytical work did not reveal sufficient metal values to make the Mt. Blunt property worthy of further work, as a result of which, J.W. Murton has recommended that the Company allow the Mt. Blunt property to lapse.  As at the date of this MD&A, the claims which comprise this property have lapsed.

As at December 31, 2007, the Company has written off its investment in this property.

4.

Whiteman Property

The Whiteman Property consists of 5 Mineral Tenures totaling 1,736.825 hectares located on Whiteman Creek in the Vernon Mining Division, 25 km south west from Vernon British Columbia. The size of the block is roughly 3.5 km x 4.5 km and equals 17.37 square km. Elevations range from 800m - 1600m. The center of the property is 5564000N, 314000E.  The acquisition cost for the Whiteman property was $695 and the Company spent $4,162 in exploration related expenses for a total of $4,857.  During the year ended December 31, 2006, this amount was written off.  The Company followed up with Mr. J. W. Murton’s recommendation and allowed the claims to lapse on May 12, 2007.

First Quarter, (March 31, 2008)

During the three month [first quarter] period ended March 31 2008, the Company had a net loss of $(139,647) or $(0.01) per share as compared to a net gain of $162,804 or $0.01 per share for the same three month [first quarter] period ended March 31, 2007.

Operating costs were $119,925 as compared to $123,616 for the same period in 2007.  During the three months ended March 31, 2008 the operating expenses consisted of Finance, interest and foreign exchange of $8,795 (2007: $529), Legal, accounting and audit of $564 (2007: $5,885), Management fees of $90,000 (2007: $90,000), Regulatory and transfer agent fees of $1,741 (2007: $1,505), Rent of $900 (2007: $2,500), Office and miscellaneous of $8,942 (2007: 2,671), Salaries and benefits of $8,705 (2007: $12,632) and Telephone of $278 (2007: $210)..

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities.

From time to time the Company has acquired, for investment purposes, securities of public companies.  The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

On May 5, 2006,  the Company sold its interest in the three card games software to Las Vegas, a related company, for a consideration of 6,670,000 common shares of Las Vegas.  As a result of this sale, the Company will no longer be entitled to receive any gaming royalties whatsoever from the three card games software.

The Company does not generate any revenues and does not anticipate generating any revenues in the foreseeable future.  Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

In respect to the Company’s Mineral Exploration Properties, the exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The price of metals has fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.  As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s mineral properties.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2008:

For the Quarterly Periods ended:	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Total Revenues	$0	0	0	0
Loss before other items	(119,925)	(376,635)	(153,321)	(136,731)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Earnings / (loss) for the period	(139,647)	(220,978)	(153,321)	(464,671)
Basic earnings /(loss) per common share	(0.01)	(0.01)	(0.01)	(0.02)
Diluted earnings per common share	**n/a	**n/a	**n/a	**n/a

For the Quarterly Periods ended:	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Total Revenues	$0	0	0	0
Loss before other items	(123,616)	(158,982)	(127,249)	(156,174)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Earnings / (loss) for the period	162,804	(187,460)	(127,249)	1,262,759
Basic earnings / (loss) per common share	0.01	(0.01)	(0.01)	0.07
Diluted earnings per common share	0.01	**n/a	**n/a	0.06

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods and which have been restated to give retroactive effect to the 1:50 forward split described in Results of Operations on page 2 of this MD&A and in note 1 to the interim unaudited Financial Statements for the three months ended March 31, 2008 and 2007 and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

The Company’s business is not of a seasonal nature.

Liquidity and Capital Resources

During 2008, the Company shall require at least $500,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

Pursuant to the Option Agreement dated September 8, 2006, as amended, with Colt, a related party, the Company has received $193,770 as of December 31, 2007.

The Company entered into an Option Agreement (the “2008 Option Agreement”) dated January 21, 2008 with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Colt has already exercised the first tranche of the option by making a cash payment of $250,000 to the Company.  In the event that Colt exercises the second tranche of the option by making a cash payment of $250,000 to the Company, then such funds shall be used for general working capital purposes.

The Company has issued warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding warrants be exercised by any party, then any funds received by the Company shall be used for Canadian Exploration Related Expenditures.  However, there are no assurances whatsoever that any warrants will be exercised before their respective expiry dates.  During the year ended December 31, 2006, 1,200,000 share purchase warrants were issued at $0.05 per share with an expiry of December 31, 2007.  During the twelve month period ended December 31, 2007, a warrant holder exercised 400,000 flow-through warrant shares at an exercise price of $0.05 per flow-through common share for total proceeds to the Company of $20,000.

During 2005 and 2006 the Company acquired, through Private Placement financings, an aggregate of 2,500,000 shares in the capital of Colt for a total cost to the Company of $25,000.  During 2007, the shares of Colt began trading on the CNQ and the Company sold all 2,500,000 common shares held and realized a net gain of $99,011.

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 3,000,000 units in the securities of the Company at a price of US $0.05 per unit for total proceeds to the Company of US$150,000 (Cdn $155,945).  Each unit consists of one common share and one non-transferable share purchase warrant which entitles the holder to purchase one common share at a price of US $0.10 for a period of one year from the closing date.  All common shares and non-transferable share purchase warrants pursuant to these Private Placement Agreements have been issued with the required hold period.   The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 flow-through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of one common share (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

been spent and are held by the Company for such expenditures.  As at December 31, 2007, the amount of flow-through proceeds remaining to be expended is $66,242 (2006 - $127,996).

During the three months ended March 31, 2008, there were no stock option granted to Directors, Officers, Employees and Consultants.  As at March 31, 2008, there are 4,456,060 stock options outstanding (2007:  Nil) which have been granted to Directors, Officers, Employees and Consultants on June 15, 2007 which have a term of 4 years and are exercisable at Cdn $0.05 per common share.  If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at March 31, 2008, there were no stock options exercised.

As at March 31, 2008, the Company had $4,476 in cash and cash equivalents as compared to $18,461 for the three months period ended March 31, 2007.  Working capital as at March 31, 2008 was $825,284 as compared to a working capital of $1,789,908 for the three months period ended March 31, 2007.  Marketable securities as at March 31, 2008 were $847,681 as compared to $1,844,401 for the three month period ended March 31, 2007.  Accounts receivable as at March 31, 2008 was $6,316 as compared to $6,024 for the three months period ended March 31, 2007 and Prepaid Expense was $41,500 as compared to $Nil for the three month period ended March 31, 2007.

As at March 31, 2008, the total assets of the Company were $1,058,035 (December 31, 2007: $1,476,545) and the total liabilities were $74,689 (December 31, 2007: $315,412).

During the three months ended March 31, 2008, the Company had a net loss of $(139,647) as compared to a net loss of $(123,259) for the corresponding period in 2007.  .

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

Due to global demand, prices of metals have appreciated significantly during the last few years.  It is generally expected that the worldwide demand for metals will continue for the foreseeable future.  Should this trend continue, it is expected that mineral prospects of merit will be more difficult and expensive to acquire and the services of technically competent people will be more difficult to obtain.

Related Party Transactions

The Company shares office space with Las Vegas, a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus G.S.T.  per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at March 31, 2008, Las Vegas charged the Company for its share of (i) office expenses of $3,600 (2007 - $0); and (ii) rent expenses of $900 (2007 - $2,500).

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005, the aggregate amount of payments made for Management Fees totaled $90,00 during the three months ended March 31, 2008 (2007: $90,000) and was paid to Kalpakian Bros. of B.C. Ltd., (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company.  The New Management Services Agreement expires in October, 2008 and is renewable on an annual basis and may be terminated by either party by giving three months notice in writing.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.  Effective as of June 30, 2007, the Company and the two Directors agreed to terminate the aforementioned arrangement. As of June 30, 2007 an aggregate amount of $37,166 in directors’ fees remained payable to the two Directors (the “Debt”).  The two Directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 743,320 common shares at the fair market value price of $0.05 per share as full and final settlement of the Debt.

The Company has hired the services of J.W. Murton & Associates to provide geological services.  J.W. Murton & Associates is a private company owned by a Director of the Company.  For the three months period ended March 31, 2008, J. W. Murton & Associates has provided geological services to the Company in the amount of $29,499 (2007: $0) .

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2007 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (see Mineral Properties – 1. Extra High Property in this MD&A).

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (see Mineral Properties – 1. Extra High Property in this MD&A).

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 flow-through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

During 2006, the Company issued 1,200,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $0.05 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.05 per share until December 31, 2007.  During 2007, 400,000 of the flow-through share warrants were exercised at $0.05 per flow through share for total proceeds to the Company of $20,000 and the remaining balance of 800,000 unexercised flow-through share warrants have expired.

During 2005, the Company entered into a Private Placement Financing Agreement with Colt.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.

During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.

The shares of Colt began trading on the CNQ on March 1, 2007 and the Company sold all 2,500,000 common shares held in the capital of Colt for total gross proceeds to the Company of $125,000.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost.  Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

Prior to the adoption of the new standard, the Company recorded its marketable securities at the lower of cost and market value at the balance sheet date.

On the date of adoption, the Company remeasured its financial assets and liabilities as appropriate. There was no impact on the financial statements arising from the adoption of the standard. In accordance with this standard, prior period financial statements have not been restated.

(a)

Financial instruments

The Company has designated its cash and cash equivalents as held-to maturity, marketable securities as available for sale, accounts receivable and notes receivable as loans and receivables, accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

(b)

Fair value

Prior to the adoption of Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

(c)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(d)

Concentrations of credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits as the funds are held in a recognized financial institution.

(e)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to fluctuations in their market value and the possibility of being delisted from public trading, resulting in potential losses to the Company.  Currently the total amount exposed to market risk is $847,681.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

Comprehensive Income

Effective January 1, 2007, the Company adopted Section 1530, “comprehensive income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders.  It is made up of net income and other comprehensive income.  The historical make up of net income has not changed.  Other comprehensive income consists of unrealized gains and losses that under generally accepted accounting principles are required to be recognized in a period but excluded from net income for that period.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s Interim (unaudited) Financial Statements of Operations and Deficit for the three months ended March 31, 2008.

Disclosure over Internal Controls

There have been no significant changes to the Company’s internal control environment during the three month period ended March 31, 2008 that would have materially affected the Company’s internal controls over financial reporting.

Upon completion of the Company’s Audit for the year ended December 31, 2007, the Auditors have identified matters relating to corporate governance be addressed and documented by the Company’s Management on a going forward basis, however, the Auditors appreciated the assistance provided by the Company during the Audit and the Auditors determined that all transactions were diligently and accurately accounted for.  Furthermore, the Auditors determined that they did not encounter any specific internal control matters be brought to the Company’s attention other than matters relating to corporate governance.

The Company’s certifying Officers conclude that the Company’s internal disclosure controls and procedures are effective and sufficient to execute its business plan.

Capital Stock

Authorized share capital:

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of May 28, 2008	No. of Common Shares	No. of Preferred Shares	Exercise Price	Expiry Date
Issued and Outstanding as at May 28, 2008	27,323,620	Nil	N/A	N/A
Stock Options	4,456,060	Nil	Cdn$0.05	June 15/11
Warrants	4,200,000	Nil	Cdn$0.05 – US $0.10	December 31/08
Fully Diluted as at May 28, 2008	35,979,680	Nil	N/A	N/A

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)

ZAB RESOURCES INC (formerly Bronx Ventures Inc.)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2008

Subsequent Event

Subsequent to the three months ended March 31, 2008, the Company sold all of its marketable securities of 7,064,006 shares in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,826.87.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit in the mineral exploration sector for the Company.

Zab Resources Inc. (formerly Bronx Ventures Inc.)

Annual MD&A Form 51-102F1

March 31, 2008 (and up to May 28, 2008)